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SEC FILE NUMBER
8-11190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Family Investors Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

265 South Avenue
(No. and Street)

Fanwood	New Jersey	07023
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Tomljanovic	(908)322-1800	susantomljanovic@familyinvestors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDG CPA's
(Name – if individual, state last, first, and middle name)

76 North Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

2/18/2004	1167
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Peter Chemidlin___ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Family Investors Company, Inc.___ , as of ___December 31___ , 2 023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANET E. ROCKMORE
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 50028614
MY COMMISSION EXPIRES 12/14/2025

Janet E. Rockmore
Notary Public

Signature: _____

Title: **President**

This filing contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**FAMILY INVESTORS COMPANY, INC.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**

**Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-11190**

FOR THE YEAR ENDED DECEMBER 31, 2023

FAMILY INVESTORS COMPANY, INC.
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2023



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Family Investors Company, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Family Investors Company, Inc. as of December 31, 2023, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Family Investors Company, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Family Investors Company, Inc.'s management. Our responsibility is to express an opinion on Family Investors Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Family Investors Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in the accompanying Table of Contents has been subjected to audit procedures performed in conjunction with the audit of Family Investors Company, Inc.'s financial statements. The supplemental information is the responsibility of Family Investors Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Family Investors Company, Inc.'s auditor since 2018.

BDG-CPAs, PC
Ridgewood, NJ
February 28, 2024



FAMILY INVESTORS COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Current assets

Cash and cash equivalents	$	377,795
Securities owned at market		555,632
Receivables non-customers		174,697
Prepaid taxes		11,536
Prepaid expenses		7,996
Total current assets	$	**1,127,656**

Property and equipment, net of accumulated depreciation		**11,353**

Other assets

Reserved cash	$	50,933
Deferred tax asset		8,919
Security deposit		1,400
Total other assets		**61,252**

TOTAL ASSETS	$	**1,200,261**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Accounts payable and accrued expenses	$	502,105
Total current liabilities		502,105

Total liabilities	$	**502,105**

Stockholders' equity

Common stock, no par value; 2,500 shares

Authorized, 1,175 shares issued, and 1,050 outstanding	$	52,750
Cost of 125 shares of common stock held by the Company		(39,904)
Retained earnings		685,310
Total stockholders' equity		**698,156**

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**1,200,261**

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues	$1,934,721
Cost of revenues	840,061
Net revenues	1,094,660
General and administrative expenses:	
Other salaries & consulting	514,148
General administrative	609,598
Total general and administrative	1,123,746
Loss from operations	(29,086)
Other income:	
Interest income	2,691
Dividend income	22,014
Unrealized ordinary gain on securities	55,193
Total other income	79,898
Income before provision for income taxes	50,812
Income tax expense	9,016
Net income	$ 41,796

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance at January 1, 2023	$52,750	($30,950)	$643,514	$665,314
Purchase of treasury stock	-	(8,954)	-	(8,954)
Net income for fiscal year	-	-	41,796	41,796
Balance at December 31, 2023	$52,750	($39,904)	$685,310	$698,156

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Operating activities:	
Net income	$ 41,796
Adjustment to reconcile net income to net cash flows	
provided by operating activities	
Depreciation	4,688
Changes in other operating assets and liabilities	
Securities owned at market	(75,902)
Receivables non-customers	(16,699)
Prepaid taxes	(10,326)
Prepaid expenses	1,769
Deferred tax asset	5,770
Accounts payable and accrued expenses	110,634
Net cash provided by operating activities	61,730
Investing activities	
Purchase of fixed assets	(5,591)
Net cash used in investing activities	(5,591)
Financing activities	
Purchase of treasury stock	(8,954)
Net cash used in financing activities	(8,954)
Net increase in cash during the fiscal year	47,185
Cash at December 31, 2022	330,610
Cash at December 31, 2023	$ 377,795

Supplemental disclosure of cashflow information

Interest paid during the year	$ -
Income taxes paid during the year	$ 13,572

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Family Investors Company, Inc. (the "Company") was incorporated in the State of New Jersey on April 1, 1960. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from rule 15c3-3 of the SEC under paragraph (K)(2)(ii) of that rule.

Basis of Accounting

Revenue and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

ASC 606 Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there is no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held or long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Deposit at Clearing Broker

A cash deposit is required to be held by the clearing broker in order to maintain a contractual clearing agreement.

Securities Transactions

The Company accepts customer orders and self clears the orders except for equity securities, which clear through another broker. The clearing broker settles the equity security transaction and pays the Company a commission.

Customer payments for the investment company shares are payable directly to the investment company.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial purposes at rates based on the following estimated useful lives:

	Years
Office Equipment	7
Furniture	5

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reported. Expenditures for major renewals and improvements that extend the useful lives of the property and equipment are capitalized. Expenditures for the maintenance and repairs are charged to expense as incurred.

Revenue and Cost Recognition

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2023 was $10,338.

Income Taxes and Deferred Taxes

The Company is taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. The company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes,* which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when assets and liabilities are recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Uncertain Tax Positions

The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's current and prior three years tax returns remain subject for income tax examination as of December 31, 2023.

See Report of Independent Registered Public Accounting Firm.

Receivables from Non-Customers

Commission revenue and other fees due from the clearing broker and investment companies but not yet received that are expected to be collected within one year is recorded as receivables from non-customers at a net realized value. If amounts become uncollectible, they will be charged to the operations when that determination is made.

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from the estimates.

Date of Management's Review

After 63 years of being an independent self-clearing broker dealer, the Company has decided to partner with Cambridge Investment Research. The Company will operate as a supervisory location. Cambridge will pay the Company a payout of 92% for all commissionable business and trails. This partnership will provide the Company with regulatory oversight, increased technology and reporting as well as the ability to do fee based business. The transition will begin on January 4, 2024 and is expected to be completed by April 4, 2024, when the Company plans to close down its broker dealer with FINRA.

Management has evaluated subsequent events through February 28, 2024 which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities and mutual funds that are classified as available-for-sale on a recurring basis.

The Fair Market Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Market Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair market value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy give the highest priority to unadjusted quoted prices in active markets for the identical assets or liabilities (Level 1 measurement) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash Value and Cash Equivalents, Short Term Financial Instruments, Receivables from Non-Customers and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of instruments.

Investments in Mutual Funds

Investments in mutual funds that are classified as available-for-sale are recorded at fair value on a recurring basis. Investments in mutual funds are valued at the net asset value ("NAV") of shares held by the Company at year-end. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings; as are unrealized holdings gains and losses.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value recurring basis as of December 31, 2023:

	Total	Level 1	Level 2	Level 3
Mutual funds	$ 555,632	$ 555,632	$ -	$ -

3) RESERVED CASH

The Company is required to maintain reserve funds on deposit with the clearing broker. The required reserve at December 31, 2023 was $50,000. Cash on deposit in the reserve amounted to $50,933 at December 31, 2023.

4) RECEIVABLES FROM NON-CUSTOMERS

Amounts receivable from the clearing broker investment companies at December 31, 2023 consist of fees and commissions receivable in the amount of $174,697. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended.

5) SECURITIES OWNED – MARKETABLE

As of December 31, 2023, the Company has no holdings in equity securities classified as securities owned at market in the statement of financial condition. Marketable securities owned are considered trading securities by management. At December 31, 2023, marketable securities consist of mutual funds in the amount of $555,632.

6) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2023. Depreciation expense for the year then ended was $4,688.

Furniture and fixtures	$ 45,245
Office equipment	50,323
	95,568
Less accumulated depreciation	84,215
	$ 11,353

See Report of Independent Registered Public Accounting Firm.

7) INCOME TAX

The income tax expense (benefit) for the year ended December 31, 2023 consists of the following:

Current		
	Federal	$ 2,640
	State and local	606
		3,246
Deferred		
	Federal	4,712
	State and local	1,058
		5,770
		$ 9,016

The income tax expense reported on the statement of income differs from the amounts that would result from applying statutory tax rates to income before income tax primarily because of the dividend received deduction, the charitable contribution deductibility, and the unrealized gain/loss deductibility. The deferred tax asset of $8,919 as of December 31, 2023 relates primarily to the net unrealized gain position as this will be realized only upon disposition, this item is non-current. The Company has chosen to early adopt the amendments in FASB Accounting Standards Update (ASU) 2015-17 *Balance Sheet Classifications of Deferred Taxes,* prior periods were not retrospectively adjusted.

8) EMPLOYEE BENEFIT PLAN

The Company maintains a contributory profit sharing plan as defined under section 401(k) of the U.S. Internal Revenue Service Code covering substantially all employees. Company contributes to the plan at a rate of 6% of the employees' eligible compensation. Employer contributions during the year ended December 31, 2023 were $59,500.

In addition the Company has a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. The Board of Directors has elected to contribute to the profit sharing plan for 2023. The profit sharing contribution for the year ended December 31, 2023 was $71,259.

9) CONCENTRATION OF RISK

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument.

For the year ended December 31, 2023, commissions from three companies represented approximately 84% of the total commissions earned.

The Company maintains in its cash balances various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2023, cash balance held by the clearing broker totaled $50,933, and the cash balance held in the money market fund totaled $2,073. These balances are not insured by the FDIC.

10) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $508,803 which was $458,803 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2023 was 0.99 to 1.0.

11) SUBSEQUENT EVENTS

The Company has made a review of material subsequent events from December 31, 2023 through the date of this report. See Note 1.

12) REVENUES FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers	
Commissions	
Brokerage Commissions	$1,934,721
Total commission revenue	$1,934,721
Total revenue from contracts with customers	$1,934,721

13) ECONOMIC UNCERTAINTY RELATED TO COVID-19 AND MARKET RISKS

In early 2020, the Coronavirus that causes COVID-19 became a global pandemic. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this disruption. Therefore, the extent of the financial impact to the ongoing operations of the Company and duration cannot be reasonably estimated at this time. Market risks include risks related to pandemics and international conflicts. As of December 31, 2023, the Company had sufficient liquidity to continue operations into the foreseeable future.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE I & II
Computation of the Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

Total stockholders' equity	$698,156
Non-allowable assets:	
Accounts receivable (unallowable portion)	64,393
Property and equipment, net of accumulated depreciation	11,353
Prepaid expenses	19,532
Deferred tax asset	8,919
Security deposits	1,400
Petty cash	200
Total non-allowable assets, deductions and charges	105,797
NET CAPITAL	$592,359
Haircut on securities and money market funds	83,556
ADJUSTED NET CAPITAL	**$508,803**
Minimum requirements of 6-2/3% of aggregate indebtedness or $50,000, whichever is greater	50,000
EXCESS NET CAPITAL	$458,803
AGGREGATE INDEBTEDNESS:	
Total liabilities	$502,105
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	98.68%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital previously reported	$508,804
Rounding adjustment	(1)
Net capital per this report	$508,803

See Report of Independent Registered Public Accounting Firm and accompanying notes.

FAMILY INVESTORS COMPANY, INC.
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2023

SCHEDULE III

February 28, 2024

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Family Investors Company, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5. "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belies Family Investors Company, Inc. states the following:

Family Investors Company, Inc. claimed an exemption under the provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Family Investors Company, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Peter J. Chemidlin
President
Family Investors Company, Inc.

The accompanying notes are an integral part of these financial statements.



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Family Investors Company, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Family Investors Company, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which Family Investors Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Family Investors Company, Inc. stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. Family Investors Company, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Family Investors Company, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
February 28, 2024



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

**Report of Independent Registered Public Accounting
Firm on Applying Agreed-Upon Procedures**

To the Board of Directors and Stockholders of
Family Investors Company, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Family Investors Company, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on Family Investors Company, Inc.'s Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Family Investors Company, Inc. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
February 28, 2024



SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
FAMILY INVESTORS COMPANY INC	8-11190

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,014,619.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 2,014,619.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 219,836.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 219,836.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 1,794,783.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 2,692.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed _2023_ SIPC-6 or 6A	$ 1,322.00
11 a	Overpayment(s) applied on all _2023_ SIPC-6 and 6A(s) $ 0.00	
b	Any other overpayments applied $ 0.00	
c	All payments applied for _2023_ SIPC-6 and 6A(s) $ 1,322.00	
d	Add lines 11a through 11c	$ 1,322.00
12	**LESSER** of line 10 or 11d.	$ 1,322.00
13 a	Amount from line 8 $ 2,692.00	
b	Amount from line 9 $ 0.00	
c	Amount from line 12 $ 1,322.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 1,370.00
14	Interest (see instructions) for ___0___ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 1,370.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-11190	*Designated Examining Authority* DEA: FINRA	*FYE* 2023	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	FAMILY INVESTORS COMPANY INC P O BOX 100 265 SOUTH AVE FANWOOD, NJ 07023-0100		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

FAMILY INVESTORS COMPANY INC	Susan Tomljanovic
(Name of SIPC Member)	(Authorized Signatory)
1/24/2024	susantomljanovic@familyinvestors.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.